ITAÚ UNIBANCO HOLDING S.A

CNPJ: 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Stockholder Remuneration Policy

(Dividends and Interest on Capital)

1	PURPOSE

By allocating their assets in Itaú Unibanco’s shares (common and preferred) the return on this investment arises basically from the payment of dividends and/or interest on capital in addition to the appreciation of the security on the stock exchange (capital gain). This policy consolidates the means of payments to shareholders and related laws.

2	TARGET AUDIENCE

Applies to Itaú Unibanco Holding.

3	DEFINITION

3.1	Dividends

Correspond to a portion of the profit of the companies which is distributed to the stockholders. Investors that do not sell the shares and hold them in portfolio for more than a month are entitled to a dividend payment. The amount payable in cash or in shares1, is proportional to the amount and the type of shares which the stockholder possesses, payout being calculated on the basis of the balance sheet for the close of the most recent fiscal year. Payouts may also be made according to the calculation base in eventual balance sheets raised semi-annually or for lesser periods. Dividends have the advantage for the stockholder of not being taxed, since the company will have already deducted for Income Tax on verification of net income2.

3.2	Interest on capital (IOC)

This is another form of remunerating stockholders and the payment is limited to the variation of the Long-Term Interest Rate3, being considered as an expense deductible from the company’s taxable profits. Its calculation is not based on performance in the period but on profits reported for previous years which have been retained in the company (revenue reserves). Differently from dividends, there is a tax rate of 15% (fifteen percent) on the value of interest on capital paid, the Income Tax being withheld on the date payment is made to the beneficiary. For the shareholder however, there is no negative impact on income since the full amount is received with tax already netted out.

1 The choice between distributing earnings to stockholders as dividends or as stock largely reflects tax issues, since in Brazil one is considered as a capital gain and the other as earnings. Thus, one or the other may be advantageous depending on the situation of the company and its stockholders. The function of the company is precisely to evaluate these possibilities and which is the most favorable for stockholders.

2 If loss is reported in a given fiscal year, the company is under no obligation to distribute dividends.

3 The rate used by the BNDES for its loans and financing, also being used as a basis for remuneration for any asset or liability operations in the financial market and for operations with securities (pursuant to the conditions established by the Central Bank of Brazil “BACEN” and by the Brazilian Securities and Exchange Commission “CVM”). BACEN resolutions 2.613 of June30, 1999 and 2.646 of September 22, 1999.

3.3	Share bonus

Remuneration may also be in the form of a stock dividend through the incorporation of revenue reserves when new shares are distributed to stockholders in a number which is proportional to the position already held. Bonus shares may be assigned a cost for purposes of the provisions of paragraph 1 of Article 47 of the Regulatory Instruction No. 1,022 of the Federal Revenue Office of Brazil, of April 5, 2010, thus generating tax benefits.

3.4	Reverse stock split

The reverse stock split of the shares comprising the capital of Itaú Unibanco Holding may also be resolved aiming at increasing share liquidity through the adjustment of their market quotation value to a more attractive level to be traded on stock exchanges.

4	LEGISLATION AND STATUTORY PROVISIONS

Law 6.404 of December 15, 1976 (“Corporate Law”) provides that publicly held corporations must distribute part of their net income reported in the same fiscal year, payment being based on the audited financial statements as at December 31 of each year.

Our stockholders have the statutory right to receive as a mandatory dividend in each fiscal year an amount no less than 25% (twenty-five percent) of the net income recorded for the same year adjusted for the reduction or growth of values specified under letters “a” and “b” of subsection I, Article 202 of the Corporate Law and pursuant to subsections II and III of the same law.

As per a decision of the Board of Directors, interest on capital may be paid incorporating the value of interest paid or credited in the amount of the mandatory dividend based on Article 9, Paragraph 7 of Law 9.249/95.

Pursuant to the Corporate Law, the stockholders may decide in a general Stockholders’ Meeting and by proposal of Management, to retain part of the net income for the fiscal year in the capital budget which will have been previously approved. Additionally, the minimum mandatory dividend may not be paid in the fiscal year when the management bodies notify the Annual General Meeting that payment would be incompatible with the financial situation of the company.

The stockholders through the medium of the Annual General Meeting (AGM) decide the amount to be distributed as a dividend and/or IOC in accordance with the interests of the company.

The amount to be distributed shall be divided by the number of shares of the free float in order to guarantee the proportionality of the distribution. All stockholders have the right to receive dividends/IOC in the same proportion as their participation in the capital.

Preferred shares give additional advantages to their holders, such as, among other possibilities, priority in the distribution of dividends (fixed or minimum).

5	PAYMENT OF AMOUNTS DUE

Since July 1980, Itaú Unibanco has been remunerating stockholders through monthly and complementary payments, the latter historically taking place twice a year and distributed equally to common and preferred stockholders.

To check out Itaú Unibanco’s track record in the distribution of profits since 1997, besides corporate events (stock dividends, stock splits/ reverse stock splits and subscriptions), see the Investor Relations website (www.itau.com.br/investors-relations > Itaú Unibanco’s Shares > Remuneration to Shareholders).

5.1	Approval

In relation to this policy, it is incumbent on the Board of Directors through its meetings (BDMs) to:

a) deliberate on results and investment budgets and the respective action plans;

b) decide on the distribution of interim dividends/IOC (and their respective amounts), including the retained earnings account or existing retained revenues reserves existing in the last annual or semi-annual balance sheet; and

c) decide on the payment of IOC.

5.2	Monthly dividends

The amount of R$ 0.015 per share is paid according to the share position on the last day of the month prior to the month of accrual, payout to be effected on the first business day subsequent to the month of accrual.

The monthly payment is made as an advance on the distribution that is to be made following the closing of the annual Balance Sheet.

5.3	Additional payments

Complementary payouts may be made either as dividends or IOC. In general, semi-annual payments occur after publication of the balance sheets for June 30 and December 31, respectively, by resolution of the Board of Directors. The Board decides the date of record and payout.

5.4	Allocation of profit

In addition to the account statements, the Board of Directors shall make proposals to the Annual General Meeting on the allocation of net income for the fiscal year based on the following provisions:

5.4.1	Before any other allocation, 5% (five percent) shall be used to constitute the Legal Reserve which shall not exceed 20% (twenty percent) of the capital stock.

5.4.2
Based on the result of subtracting the adjusted net income from the amount allocated to the Legal Reserve, the amount to be distributed to stockholders shall be calculated by taking into account, in addition to the mandatory dividend (as described in item 2), the following statutory provisions:

a) to the preferred shares shall be allocated the annual minimum priority dividend (R$ 0.022 per share);

b) the amount of the mandatory dividend remaining after the dividend cited in the previous item shall be allocated firstly to the payment of dividends for the common shares equal to that of the priority dividend to preferred stockholders; and

c) the shares of both types shall participate in the profits distributed under equal conditions once the dividend for the common shares equal to the minimum dividend paid to preferred stockholders is assured.

5.4.3	Should Itaú Unibanco have booked Realizable Profit Reserves in previous fiscal years then the amounts realized shall be incorporated in the base for calculating the mandatory minimum dividend.

5.4.4	The balance shall be allocated according to the proposal of the Board of Directors, including the provisioning of reserves pursuant to our Bylaws.

It is worth noting that the reserves constitute an additional guarantee and security for protecting the economic-financial health of the company, thus causing the least impact possible on the continuity of its operations or on the dividend flow to stockholders.

In addition, part of the profits is reinvested in the business resulting in the expansion of the company in the banking sector.

5.5	Custody

Payout of values due shall be effected in accordance with the custody of the shares describe below:

a) Holders of American Depositary Receipts (ADRs): payment shall be effected directly to the overseas depositary bank - Bank of New York Mellon – on which it shall be incumbent to pass on the amounts to stockholders within an average term of 10 days as from date of payment in Brazil;

b) Stockholders with current accounts registered with Itaú Unibanco: payment shall be made via a credit directly to the respective current accounts;

c) Stockholders with current accounts in other banks that have already notified details of bank/branch/current account: payment shall be made via electronic funds transfer (DOC or TED), in accordance with the respective amounts;

d) Stockholders with shares deposited in the fiduciary custody accounts of the São Paulo Securities, Commodities and Futures Exchange (BM&FBOVESPA): payment shall be made directly to the Central Depositary of the BM&FBOVESPA (formerly CBLC), upon which it is incumbent to effect payments to stockholders through the intermediary of the depositary Brokerage Houses; and

e) Stockholders not classifying under any of the foregoing: should contact our Stockholder Services Area (Investfone - (11) 3003-9285 from Monday through Friday from 9 a.m. to 6 p.m.).

6	DIVIDENDS REINVESTMENT PROGRAM

In addition to the commitment to pay dividends, Itaú Unibanco also offers the Dividend Reinvestment Program (PRD).

This service allows stockholders with a current account at Itaú Unibanco, holders of the shares in Brazil, to invest their dividends automatically in the purchase of preferred or common shares of the bank, so increasing the stake in the company’s capital stock in a safe, efficient and organized manner. In this way, stockholders also enhance the value of the dividends to which they are entitled. The reduced brokerage fee for participants in the program is yet another advantage.

In signing up to the PRD, stockholders shall decide the amount of monthly and/or complementary dividends (in percentage terms and in multiples of 10) that they wish to reinvest, and what type of share (common ON or preferred PN), granting the company the right to use the value of the profit distributions that would have been credited to their current account for the acquisition of Itaú Unibanco shares in the market.

It should be observed that that the PRD is an optional product, and there will be no change in the manner in which distributed profits are credited should you not wish to sign up for the program4.

Get to know the product better by accessing the Investor Relations website:

www.itau.com.br/investors-relations> Itaú Unibanco’s Shares > Reinvestment Program)

4 The brokerage fee to be charged to all participants in the PRD is set at 0.25% plus a mandatory BM&FBOVESPA fee of 0.035%, both based on the financial volume of the investment.